UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-40324

Centerra Gold Inc.

(Translation of registrant's name into English)

1 University Avenue, Suite 1500
Toronto, Ontario
M5J 2P1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

On April 3, 2025, the Registrant issued a management information circular, a notice of meeting, a form of proxy and an annual report, copies of which are attached hereto as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively, and are incorporated herein by reference.

Exhibit 99.1. Management Information Circular

Exhibit 99.2. Notice of Meeting

Exhibit 99.3. Form of Proxy

Exhibit 99.4. Annual Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Centerra Gold Inc.
(Registrant)

Date: April 3, 2025	/s/ Yousef Rehman
Yousef Rehman
Executive Vice President, Legal and Public Affairs